SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Code of Conduct

Commitment to acting ethically with integrity and transparency

Braskem

12/2018

LETTER FROM OUR CEO

At Braskem, we are dedicated to support technology and innovation to achieve sustainable development.  We strive to make people’s lives better by creating sustainable solutions through chemicals and plastics, and our strategic vision is to become a world leader in sustainable chemistry.  But our leadership will not be limited to chemistry and plastic – we will also lead in the way we conduct our business with ethics, integrity and transparency and in compliance with applicable laws.  This is one of our core values as a Company, and must be reflected in all our actions as we continue to pursue our position as a global reference in the industry.

All Team Members must follow this Code of Conduct – every director, Leader, and Team Member working on behalf of Braskem anywhere in the world.  The Code was adopted by Braskem’s Board of Directors to establish a common set of ethical standards and legal principles to which we must each adhere in carrying out our professional responsibilities and interacting with Braskem’s shareholders, clients, suppliers, and business partners.  This Code provides us with the guidance we need to manage our daily activities on behalf of Braskem.  All of us have to be familiar with and abide by the standards of this Code.

We each have the responsibility to do the right thing, and to apply our judgment, as well as Braskem’s values and ethical standards, to the business decisions we make every day.  Thank you for doing your part to uphold our values and to represent the Company by always acting in an ethical, honest, and transparent way.

Sincerely,

Fernando Musa

Chief Executive Officer, Braskem

1. Commitments	5
2. Responsibilities	7
3. Health, Safety at Work, and the Environment	9
4. Harassment and Discrimination	11
5. Relationships with Shareholders and Investors	13
6. Transactions with Related Parties	14
7. Conflicts of Interest	16
8. Asset Use and Protection	18
8.1 Identification, Maintenance, and Safeguarding of Records	19
8.2 Confidential and Privileged Information	19
8.3 Protection of Personal Data	20

9. Fight Against Corruption	21
9.1 Business Courtesies – Gifts, Travel, Meals, and Entertainment	23
9.2 Charitable Donations and Corporate Social Investment	23
9.3 Political Contributions	24
9.4 Sponsorships	25
9.5 Relationships with Third Parties	25
9.6 Relationships with Public Agents	26
9.7 Business Development Transactions	26
10. Accounting Books and Records and Internal Controls	27
11. Free Competition	29
12. Money Laundering Prevention	31
13. Exercise of Political Rights	32
14. Violations	33
Glossary	34

Compliance commitment

Braskem is committed to operating ethically with integrity and transparency, improving both its compliance and governance systems, and contributing to the improvement of general compliance and governance practices at institutions in Brazil and elsewhere.

In furtherance of these goals, Braskem has adopted ten guiding principles:

•         Fight against and zero tolerance for corruption in any form, including extortion and bribery;

•         Saying no – firmly and determinedly – to business opportunities that conflict with its this commitment;

•         Acting in an ethical, fair, and transparent manner in relationships with both public and private agents;

•         Never use cultural conditions or usual market practices to justify wrongdoing;

•         Ensuring that Braskem operates transparently by the regular disclosure of information that is accurate, comprehensive, and accessible;

•         Understanding that misconduct, whether by action, omission, or complacency, can harm society, violate the law, and damage the image of both the Company and its Team Members;

•         Assuring that at Braskem, and throughout its value chain, the Compliance System is practiced, always up to date with best practices and industry standards;

•         Contributing, individually and collectively, to necessary change in the market and our environment to eliminate inducements to misconduct;

•         Incorporating compliance into performance evaluations and Team Members' Action Programs; and

•         Maintaining the conviction that this commitment will keep us on the path to survival, growth and perpetuity.

However, Braskem understands that operating ethically with integrity and transparency demands more than just these statements.  It begins with Braskem’s Board of Directors and extends to all Team Members, and it requires an entire system, including developing and updating Company Guidance Materials on a continuous basis, ensuring its effective implementation, and educating and raising the awareness of all Team Members, focusing on prevention rather than reaction.

Following these principles in a convincing, responsible, and unrestricted manner—there is no room for compromise, exceptions, or waivers—and implementing an effective Compliance System is vital to the Company achieving its goals and satisfying its corporate purpose.

Sustainable development commitment

Braskem was conceived with a public commitment to act in accordance with the principles of sustainable development.  At Braskem, we believe sustainability allows us to conduct our business responsibly, ethically, and transparently, generating positive results for all stakeholders, including customers, shareholders, investors, Team Members, suppliers, the communities where it operates, and society in general.  In other words, Braskem is committed to the simultaneous promotion of economic growth, environmental preservation, ensuring local quality of life and respect for local culture and its historical heritage and social justice.

For more detailed information, see the Company Guidance Materials on Sustainable Development.

This Code of Conduct, adopted by the Braskem Board of Directors, sets out the principles by which all Braskem Team Members in all levels must carry out on their daily work activities and performing the operations of the Company.

Team Members must understand and undertake to fully comply with Braskem’s Code of Conduct and be aware that deviations from its provisions, whether by action, omission or complacency, hurt society, may violate laws, and damage the image and reputation of Braskem. To govern business and drive success consistent with the principles of this Code, the Company has adopted a number of Normative Documents, supporting documents, training programs, and other guidance (“Company Guidance Materials”) such as the Anti-Corruption Policy, and that related to Conflicts of Interest, Related Parties, Attraction and Identification of People, Disciplinary Measures, Business Courtesies, and other topics.  These resources are available to each Team Member on the Company’s respective intranet sites.

Each Team Member is responsible to read, understand, and comply with Company Guidance Materials – including completing Company mandatory training and complying with the laws.  Leaders are additionally responsible to ensure their Team Members understand applicable law and Company Guidance Materials and conduct themselves according to Braskem’s standards of ethics, integrity, and transparency.  Beyond compliance, all Team Members are expected to observe high standards of business and personal ethics in the discharge of their assigned duties and responsibilities.  Any Team Member who do not adhere to such standards and restrictions is acting outside the scope of his or her employment, responsibilities, or agency.

Team Members with questions on applicable laws, this Code or Company Guidance Materials should consult the Compliance Area.

If any Team Member becomes aware of possible illegal or unethical conduct, including potential violations of Applicable Anti-Corruption Laws and/or Company Guidance Materials, including this Policy, the Team Member must immediately report the possible violation.  To facilitate reporting, Braskem maintains a number of reporting outlets, several of which allow for anonymity:

•          Ethics Line available twenty-four hours a day, seven days a week either by phone or internet:

o     Brazil: 0800 377 8021 - www.linhadeeticabraskem.com

o     Germany: 0800 183 0763 - www.lineethikbraskem.com

o     Holland: 0800 022 7714 – www.ethieklinebraskem.com

o     Mexico: 01 800 681 6940 - www.lineadeeticabraskemidesa.com

o     United States: 1 800 950 9280 - www.ethicslinebraskem.com

o     Argentina: 0800 222 0394 - www.lineadeeticabraskem.com

o     Colombia: 01 800 518 4806 - www.lineadeeticabraskem.com

o     Peru: 0800 76757 - www.lineadeeticabraskem.com

o     Chile: +56-448909744 - www.lineadeeticabraskem.com

o     Singapore: +65-31585409 - www.ethicslinebraskem.com

•          Any member of the Compliance Area;

All Leaders should continually encourage their led to report potential violations by the Ethics Line. The Company is committed to timely and appropriate responses to all those potential concerns by investigating in confidence and in accordance with the law. Braskem does not tolerate retaliation against anyone who makes a report of a potential violation or concern in good faith.    Failing to follow the Code and the local law may lead to disciplinary action, including dismissal.  Nothing in Company Guidance Materials, including this Code, prohibits Team Members from reporting any concern or illegal activity to the appropriate regulatory authorities.

Moreover, Braskem Team Members also should encourage their colleagues, business partners and people affected by our activities or products to raise complaints and grievances about any potential violation of the law or breach of our Code.  We expect our business partners to apply equivalent principles and actively support them in the implementation where needed.

Braskem is committed to comply with all applicable laws and relevant industry standards of practice concerning health, safety, and security. This means the Company is committed to the safety of our Team Members in the work place, and to the prevention of environmental pollution and social impact to the communities affected by the Company’s operations.

Leaders have the duty to take such actions as are reasonable and necessary to achieve compliance in these areas.  Team Members must know and comply with the requirements related to environmental protection, safety at work, their own health, and the health of other Team Members, and others affected by Braskem’s business activities.

In the case of incidents relating to health and safety or the environment involving Braskem, its suppliers or customers, Team Members who first become aware of the incident have a duty to promptly notify, in writing, their Leader.  Leaders have a duty to promptly notify, in writing, the appropriate Leaders within Braskem who are responsible for the work being performed and/or for environmental safety or Team Member health and safety, as necessary.

The use of alcoholic beverages and drugs in the workplace is prohibited as well as the entry into Braskem premises of persons in a state of intoxication or under the influence of substances that inhibit their behavior which may affect the safety and activities of other persons.

The commercialization and exchange of goods or services of private interest in Braskem’s premises is prohibited.

Team Members should not preclude the entry or hinder the work of inspectors or auditors at Braskem's premises.  Should a Team Member become aware of a previously unannounced inspection or audit, that Team Member has a duty to promptly notify, in writing, their Leader and the Legal Area.  Leaders are responsible for ensuring that the monitoring of such inspecting or auditing authorities is carried out by qualified and trained Team Members.

Ethics, integrity, and transparency leave no room for harassment or discrimination – and Braskem does not tolerate either.  Each Team Member is responsible to maintain a work environment in which all feel welcome and are free of harassment, discrimination, or other improper conduct.

Team Members should behave with courtesy and consideration when interacting with other Team Members and people with whom the Company has business dealings.

Diversity contributes to collaboration, creativity, and continued innovation.  Braskem respects and do not discriminate based on identities of gender and sexual orientation, religion, race, culture, nationality, social class, age, or physical characteristics.

Braskem, in its hiring and promotion practices, must provide equal opportunity to all qualified individuals.  The Company must endeavor to create a workforce that is a reflection of the diverse population of the communities in which it operates.

All Team Members shall be treated fairly and equitably with respect to their differences and shall not endure discrimination of any kind.

The use of the Leader position or the abuse of any privileged position to request favors or personal services from Leaders to Team Members is not allowed nor is the abuse of power or authority by a Leader allowed to result in actions by its Leaders in conflict with existing laws and regulations. Intrusion into people’s private lives is not permitted either in the workplace or outside it.

Braskem recognizes the human rights of all people as outlined in the Universal Declaration on Human Rights and the UN Guiding Principles on Business and Human Rights. The Company also supports all those internationally recognized human rights, including, but not limited to:

•         The right to dignity and privacy;

•         The right to life and freedom;

•         Freedom of opinion and expression;

•         Freedom to associate; and

•         The right to work and education.

Braskem prohibits all forms of discrimination and harassment of its Team Members by other Team Members.  A Team Member who believes he or she has been or is subjected to discrimination or harassment, has been or is an observer of discrimination or harassment, must report the matter to the Ethics Line.

Braskem is committed to conducting the Company’s operations in accordance with generally accepted accounting (maintaining accounting books and records) principles and rules of good governance, specifically in accordance with the listing rules of the exchanges where Braskem’s securities are traded.

Braskem is committed to providing all shareholders and other investors accurate, transparent, regular, and timely communication of information that allows them to appropriately monitor Braskem's performance and trends.

Braskem is committed to ensure that transactions between Braskem and any Related Party are transparent, fair, and in accordance with applicable laws, the Company’s bylaws, and the Company’s bylaws.

A Related Party is any person or entity falling in one of the situations below:

•       Holds common shares and exercise control or Material Influence over Braskem;

•       in relation to the controlling shareholder of Braskem, its direct or indirect controlled entities, entities where it holds shared control and its Investees, as well as the respective controlled entities of these entities;

•       in relation to a shareholder that has Material Influence over Braskem, its direct or indirect controlled entities and entities where it holds shared control, as well as the respective controlled entities of these entities;

•       in relation to Braskem, its direct or indirect Controlled entities in which there is participation in the capital stock of its controlling shareholder or of its direct or indirect controlled entities, or of related Key Person(s) to such entities, or the Investees and entities under shared control of Braskem, as well as the controlled entities of these entities;

•       is a Key Person, or a Close Relative of a Key Person, of Braskem or of its controlling shareholder;

•       is an controlled entity (either jointly or individually) of any person mentioned on the immediately preceding item; or

•       is an entity in which a Braskem Administrator, or his or her Close Relative, owns a shareholding (if it is a private company), or a shareholding equal to or greater than 20% (if a public company), or entity in which such Administrator or his or her Close Relative occupy an Administrator position.

Transactions with Related Parties include and are not limited to the transfer of resources, services or obligations between the Company and a Related Party, regardless of whether a price is charged in return or not.

Transactions with Related Parties must be reviewed any approved in accordance with Company Guidance Materials on Related Party Transactions.

In both their professional responsibilities and personal activities, Team Members have a duty to ensure that their actions do not create a real or perceived conflict with Braskem’s interests.  Braskem prohibits Conflicts of Interest.

Conflicts of Interest occur when the interest of an individual, or the interest of a Relative of that individual, are at odds with the interest of Braskem, or interferes with (or appears to interfere with) his or her ability to render objective judgment in executing his or her responsibilities for the Company.  Conflicts of Interest also arise when a Team Member, or his/her Relative, receive improper personal benefits because of his/her position at Braskem.

The most Common Conflicts of Interest arise where a Team Member, or Relative of a Team Member, has:

•         A personal interest that may conflict with or be perceived to conflict with that Team Member’s professional obligations;

•         A, direct or indirect, interest in a competitor or partner of Braskem, with a stake that allows for meaningful influence over the management of the entity.

Conflicts of Interest must be reported to the Compliance area through the appropriate Conflicts of Interest tool.

For more information, see Company Guidance Materials on Conflicts of Interest.

Team Members must protect Braskem’s assets, both tangible and intangible.  Braskem’s assets include, among others, facilities, machinery, equipment, electronic devices, vehicles, furniture, securities, data, information, and intellectual property.

Team Members often learn confidential or proprietary information about the Company, its customers, its suppliers, and its business partners. Team Members must not disclose or use confidential or proprietary information inappropriately, including outside of the Company or for personal gain, either during or after employment or other service to the Company, without the valid and proper written authorization from the Company.  The data, records, and information produced by Team Members in the course of their work responsibilities are the exclusive property of the Company. Unauthorized usage of such information may result on disciplinary or legal measures.

Information technology resources, such as telephone, e-mail, Internet access, software, hardware, and other equipment, made available to the Team Members, are provided to effectively and efficiently accomplish the business of Braskem and should be used by Team Members to perform their Company responsibilities.  Each Team Member is responsible for the appropriate use of these resources.  The Company has access to Team Member’s use of these resources.  As such, Team Members should have no expectations of privacy when using them.

8.1. Identification, Maintenance, and Safeguarding of Records

Team Members, while performing their work, produce, receive, and transmit in different forms, a series of types of data, records, and electronic or printed information that must be properly identified, maintained, and protected. It is a Team Members' duty to identify, maintain, and safeguard the records for at least the specific period required by applicable law, regulation, or legal process or for the time necessary for the development of Braskem's business activities.

Records must be kept at Braskem's premises or externally, at appropriate locations for this purpose.  No records related to Braskem shall be kept in Team Members' homes or any other inappropriate place permanently or for an extended period of time.

The destruction of records relating to a judicial summons, out-of-court notification, or that are relevant to an investigation or litigation may, even inadvertently, cause injury to Braskem.  If a Team Member has doubts as to whether a particular record is related to an investigation, litigation, or a summons, or on how to preserve particular types of records, he/she must preserve the records concerned and refer to the Legal area of his/her Business Unit to determine the course of action to be taken.

Under no circumstances may Braskem's records be selectively destroyed in order to impair its availability for use in a legal or investigative proceeding.  Therefore, from the time any Team Member becomes aware of a subpoena, investigation, or judicial proceeding, the Team Member must immediately preserve the records that may be related to the subject, and take reasonable steps to ensure that those reporting to the Team Member preserve such records.

8.2. Confidential and Privileged Information

Team Members must preserve and guarantee the confidentiality of Braskem's information that:

•         If improperly disclosed, may be useful to competitors or harmful to Braskem, its customers, or business partners; and

•         May be important for an investor's decision to buy, sell, or keep Braskem's securities or securities of its business partners.

Team Members who, during the course of their work, become aware or have access to confidential and privileged information of Braskem shall not:

•         Negotiate or trade Braskem's shares or the shares of Braskem’s business partners based on this information;

•         Disclose information to others, who may, based on this information, negotiate or trade shares owned by the Company or its business partners; or

•         Disclose confidential information in the interaction with Close Relative(s) and friends.

8.3. Protection of Personal Data

Braskem is committed to protecting Personal Data, based on the applicable Data Protection regulations.  Personal Data is any information relating to an identified or identifiable natural person, which is one who can be identified, directly or indirectly, by reference to an identifier such as a name, identification number, location data, online identifier, or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural, or social identity of that natural person.

Team Members or Third Parties acting on behalf of the Company that need to access or handle Personal Data of Braskem Team Members or other persons shall act in strict compliance with the applicable laws and regulations concerning protection of Personal Data.

Consistent with Braskem’s Global Anti-Corruption Policy and commitment to conducting business ethically with integrity and transparency, and in compliance with applicable laws, Braskem does not tolerate any form of bribery or corruption.  It is the policy of Braskem to conduct its operations and activities in compliance with all Applicable Anti-Corruption Laws.  Braskem prohibits its Team Members or Third Parties from engaging in corruption in any form or context.

As such, no Braskem Team Member or Third Party may ever:

•         Offer, promise, pay, or authorize an offer or payment of money or anything of value to a Public Agent, or any other person or entity, directly or indirectly (including through a Third Party), which is:

o    Intended to corruptly influence any action (or failure to act) or decision in the recipient’s official capacity or in violation of the recipient’s duty;

o    Intended to corruptly induce the recipient to use influence to affect any act or decision of the entity involved;

o    Intended to corruptly secure an improper advantage or to assist Braskem in obtaining or retaining business; or

o    Intended as gratitude for the recipient having made a decision or acted in a way that benefited Braskem improperly.

•         Request or accept any money or item of value, directly or indirectly, which is:

o    Intended to improperly influence the judgment or conduct of the recipient, whether to take an action, fail to act, or to use his or her influence in his or her job responsibilities; or

o    Intended as gratitude for having made a decision or acted in a way that benefited improperly the person or entity giving the item of value to the recipient.

These Improper Payments are not limited to cash payments, but include corrupt:

•         Gifts;

•         Entertainment, meals, travel and other hospitality;

•         In-kind contributions and/or services;

•         Business, employment, or investment opportunities;

•         The uncompensated or discounted use of Braskem’s services, facilities, equipment, or property;

•         Charitable Donations, Sponsorship or other Corporate Social Investments (including discounted services or goods);

•         Political Contributions made to political parties, candidates, and/or their staff;

•         Assistance to, or support of, family members and friends; and

•         Other benefits or advantages.

Furthermore, Braskem and its Team Members shall not engage in extortion, fraud, falsification of documents or intentional preparation of incorrect financial transaction statements, or any other activity that may constitute corruption or a violation of Applicable Anti-Corruption Laws.

Facilitation Payments – sometimes referred to as “grease payments” – are small value payments made to a Public Agent to encourage, expedite, or secure the performance of an existing duty or obligation, such as the issuance of customs documents, or providing police protection or mail delivery.  While not illegal in every instance, Facilitation Payments are expressly prohibited under many Applicable Anti-Corruption Laws, and create significant corruption risk.  For this reason, Braskem prohibits all forms of Facilitation Payments.

For the avoidance of doubt, no Braskem Team Member or Third Party may offer, give, receive, or request, or direct others to give or receive any Improper Payment to or from anyone, at any time, or for any reason, in connection with their work for Braskem.  Bribery is never an acceptable business practice and is not and will not be tolerated by Braskem.

Braskem’s commitment to fight corruption is further explained in the Company’s Global Anti-Corruption Policy.

9.1. Business Courtesies – Gifts, Travel, Meals, and Entertainment

Any payment or provision of anything of value to any Public Agent or any other person or entity, including any entertainment, hospitality, travel, or gifts of significant value, could be considered to be an Improper Payment and/or a violation of Applicable Anti-Corruption Laws.

Accordingly, Braskem Team Members and Third Parties, when acting on Braskem’s behalf, are prohibited from providing extravagant, lavish or frequent Business Courtesies – i.e., gifts, travel, hospitality or entertainment to any recipient – to private individuals or Public Agents while conducting business for Braskem.  Team Members are also prohibited from soliciting or receiving, directly or indirectly, anything of value, including extravagant Business Courtesies.  Any gifts that are of significant value should be returned immediately.  If immediate return is not possible, a formal return shall be attempted and if unsuccessful, the item(s) may be given to the Compliance Area for charitable disposition or such other disposition as the Company, in its sole discretion, believes appropriate.

This provision does not prohibit the giving or receiving of reasonable and customary Business Courtesies where they do not create the appearance of impropriety or Conflict of Interest, and are not frequent and modest according to local standards, are intended to serve legitimate business purposes, are not provided to obtain an unfair advantage or obtain or retain business, and are in compliance with Company Guidance Materials and all applicable laws and regulations.  For more detailed information, see Company Guidance Materials on Business Courtesies.

9.2. Charitable Donations and Corporate Social Investment

Braskem is committed to the betterment of the communities in which we live and work.  As part of that commitment, Braskem provides Charitable Donations – money, goods, equipment or services for cultural, social, or environmental development offered to charitable, philanthropic, or community entities to give a clear and verifiable benefit to specific stakeholders, but that do not necessarily provide a direct benefit to the Company – and Corporate Social Investment – voluntary, planned and monitored use of Braskem resources for the execution of initiatives in the public interest — where they are permissible under local law, consistent with Braskem values, and made according to Company Guidance Materials.  Braskem prohibits any Charitable Donations or Corporate Social Investment made for the purpose of obtaining or retaining any improper advantage for Braskem or any of its Team Members.

Requests for Charitable Donations must be submitted through Braskem’s website, under the Sponsorship and Donations section.  For additional information on Charitable Donations, see Company Guidance Materials on Sponsorships and Donations.

9.3. Political Contributions

Political Contributions include, but are not limited to, monetary contributions, or the provisions of goods or services (e.g., transportation, meeting / facilities space, printing or office services), for political parties, candidates, or their staff.  Braskem should not  provide Political Contributions even if permissible under local law and Company Guidance Materials.  Thus, Team Members are prohibited from promising, offering, authorizing, or giving, directly or indirectly, Political Contributions, to political parties or candidates for public offices with the resources or on behalf of Braskem.

9.4. Sponsorships

From time to time Braskem provides Sponsorships – the transfer of Braskem financial resources, to non-profit or for profit entities, to carry out projects or events for commercial, technical and/or promotional purposes.  Sponsorships provide the Company with clear and specific benefits, such as advertising, participation in events, signage or brand exposure.  Like Charitable Donations, Braskem provides Sponsorships only where they are permissible under local law, consistent with Braskem values, and must be performed in accordance with the provisions of the Company Guidance Materials.  Braskem prohibits any Sponsorship performed for the purpose of obtaining or retaining any improper advantage for Braskem, its Team Members or a Third Party.

Requests for Sponsorships must be submitted through Braskem’s website, under the Sponsorship and Donations section.  For additional information on Sponsorships, see Company Guidance Materials on Sponsorships and Donations.

9.5. Relationships with Third Parties

Braskem at times engages Third Parties to conduct business on behalf of the Company.  Braskem expects these Third Parties to conduct their business in compliance with all applicable laws, including Applicable Anti-Corruption Laws, industry codes, and Braskem’s values of ethics, integrity, and transparency.  The use of a Third Party for the performance of any unlawful act, including offering, promising, inducing, giving or authorizing, directly or indirectly, an Improper Payment is strictly forbidden.  To be clear – Braskem must never utilize Third Parties to do something that would be prohibited by applicable law, this Code, or Company Guidance Materials.

Because the acts of Third Parties can impact Braskem’s reputation, the quality of our products, and our legal liability, Braskem takes seriously the retention and oversight of Third Parties.  All Third-Parties are subject to due diligence review, and must have written agreements obligating the Third Party to act according to our standards of ethics and integrity and comply with all applicable law.  Third Parties must be selected based on their qualifications to supply needed goods or services.  No Third Party should ever be retained to induce or in reward for any improper advantage for Braskem.

All Team Members retaining or overseeing Third Parties are responsible to ensure these individuals or entities understand Braskem’s standards, expectations, and applicable law.  Team Members should never ignore information that suggests possible corruption by Third Parties.

For additional information on Third-Party Relationships, see Company Guidance Materials on Third-Parties.

9.6. Relationships with Public Agents

Consistent with Braskem’s values of ethics, integrity and transparency, and its Anti-Corruption Policy, Team Members must interact with Public Agents in an ethical and transparent manner and in accordance with applicable laws, regulations, and best practices.

In many jurisdictions these interactions are restricted and/or highly regulated.  Team Members should consult Company Guidance Materials on interactions with Public Agents before any engagement with a Public Agent.

9.7. Business Development Transactions

Braskem takes seriously its commitment to ethics, transparency and integrity.  To ensure these values are carried into all its operations, Braskem must exercise great caution when entering Business Development Transactions – joint ventures, investments, and/or mergers and acquisitions.  In each instance Team Members responsible for the transaction must work with the Legal and Compliance areas to conduct risk-based due diligence of the transaction, and to ensure the effective integration and operation of the investment and/or acquired / formed entity.

For additional information on Business Development Transactions, see Company Guidance Materials on Business Development Transactions.

Team Members must honestly and accurately report all business transactions.  Accurate information is essential to the Company’s ability to meet legal and regulatory obligations.

All transactions entered into by the Company will be recorded in the accounts of the Company in accordance with normal, standard accounting procedures.

The Company is also required to maintain a system of internal controls sufficient to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with generally accepted accounting principles or any other criteria applicable to such statements.  Braskem’s internal controls:

•         Ensure the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•         Provide reasonable assurance that transactions are executed in accordance with management’s general or specific authorization; and

•         Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets.

All Company books, records and accounts must be maintained in accordance with all applicable regulations and standards, including Applicable Anti-Corruption Laws.  No undisclosed or unrecorded account or fund shall be established for any purpose.  No false, deceptive, or misleading entries shall be made in the Company’s books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation.

Braskem is committed to complying with all applicable anti-trust and competition laws.  Anti-trust and competition laws regulate, among other things, relations between competitors, pricing policies, restrictions on licensees, rebates, and discounts to customers.

No Team Member shall enter into any agreement, plan, or scheme, express or implied, formal or informal, with any competitor in regard to prices, bids, production, distribution, terms or conditions of sale, territories, or customers.  Team Members are prohibited from exchanging or discussing with a competitor Braskem’s pricing, terms or conditions of sale or service, bids or bid conditions, credit conditions and collection practices, terms and conditions offered by suppliers, profit or profit margin, costs, business and investment plans, capacity level and expansion plans, warranty terms, or any other competitive information.

Team Members are also prohibited from:

•         Using any unfair advantage over a competitor through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, interfering with competitor supplier contracts, or any other unfair dealing;

•         Attempting to coerce customers or distributors to stop acquiring products or services from competitors of Braskem or to make territorial restrictions that generate adverse effects on the market;

•         Imposing as a condition for the purchase of a product or service the purchase of another one;

•         Intentionally inducing prices, rebates, or services that constitute a systematic unequal treatment that is not justified on commercial or market grounds;

•         Refusing contracts with customers or suppliers for unjustifiable reasons; or

•         Demonstrating competitor’s products defect in order to promote Braskem products.

The laws governing licensing agreements between competitors, especially those relating to technology licenses, are often complex, and may be interpreted as practices that inhibit free competition, as well as involve contractual obligations that may affect Braskem or its Third Parties. Therefore, Team Members should consult with the Legal area before entering into licensing agreements with competitors.

In some circumstances, it may be desirable and/or necessary for Braskem to submit a joint bid with a competitor for a particular project. Joint activities, while not necessarily illegal, can give rise to complex competition issues and, therefore, need to be well documented to clarify their legitimacy and economic rationality. In such cases, it is recommended to consult the Legal area regarding such arrangements.

Money Laundering is a process that seeks to mask the nature and source of money associated with an illegal activity by introducing these funds into the economy, in a way that appears legitimate and/or so that its origin or owner cannot be identified.

Those involved in criminal activities, such as bribery, fraud, terrorism, smuggling of arms, and narcotics, try to hide the revenues from their crimes or make them appear legitimate through their "laundering" in licit deals.  Likewise, terrorism can be financed by legitimate resources, sometimes called "reverse" money laundering, since a legitimate business was used to finance a criminal activity.

Team Members must comply with laws and regulations that address Money Laundering and terrorist financing in all countries where they operate.

Money Laundering and the financing of terrorism and their facilitation are strictly prohibited in any form or context.  Violation of these laws can bring severe civil and criminal penalties to Braskem and its Team Members individually.

Braskem should only conduct business with reputable Third Parties, who are engaged in legitimate activities and whose resources are from a legitimate genuine origin.

Braskem does not adopt a political party position, and Team Members are prohibited from linking Braskem to political party activities.  Similarly, Team Members are not allowed to carry out party activities or to request votes, either directly or indirectly, in the name of or utilizing the resources or facilities of Braskem.

Team Members must respect the choices and the personal exercise of citizenship of other Team Members, including the free expression of thought and the individual's choice of political participation, party affiliation, and candidacy for public or political office.

Team Members who opt to apply for political or public positions, or who wish to express themselves politically and publicly outside Braskem, must not use the advantages of their position or use any resources or means of Braskem.  These individual activities must be disassociated from Braskem.

Failing to comply with this Code of Conduct, applicable laws, or any Company Guidance Materials can result in potentially severe consequences, including a loss of business, restrictions on doing business (such as suspension or debarment from bidding), civil and/or criminal liability, monetary fines, damage to the Company’s reputation, or even the dissolution of Braskem.

Team Members and Third Parties could be subject to civil and criminal liability, fines, and/or imprisonment.  In addition, Team Members who violate the provisions of this Code, breach the law or Company Guidance Materials, or allow a Team Member of his/her team to do so, or knows of any breach and fails to report it, is subject to appropriate disciplinary action, including possible termination of employment or affiliation with Braskem.

Retaliation or any attempt to prevent, obstruct, or deter Team Members in their efforts to report what they believe to be a violation of this Code of Conduct, is also grounds for disciplinary actions, including dismissal.  The Compliance area must duly investigate all known violations or received allegations.

Depending on the nature of the breach, the obligation or advisability of reporting the breach to authorities or third parties should also be assessed, which may result in other sanctions.

“Action Program” or “PA”:  Agreement between Leader and Team Member that defines the Team Member’s responsibilities and the Leader’s commitment regarding the follow-up, evaluation, and judgment of the Team Member based on his/her performance.

“Applicable Anti-Corruption Laws”:  All applicable domestic and international anti-corruption laws and regulations, including, but not limited to, Brazilian bribery and corruption laws, including Brazil’s Anti-Corruption Law (Law No. 12.846), the Mexican Anticorruption National System (“SNA”), the Foreign Corrupt Practices Act (“FCPA”) of the United States, and the Bribery Act of the United Kingdom, and similar laws that apply in the countries in which the Company operates.

“Braskem” or “Company”:  Braskem S.A. and all of its Controlled Entities in Brazil and abroad".

“Business Courtesy”: Any thing or benefit provided free of charge or below market value to any recipient, whether Public Agent or private, while conducting business for Braskem.  Examples include: gifts, travel, meals and beverages, lodging expenses, hospitality, entertainment, offers of employment, or assistance obtaining a visa.

“Charitable Donations”: Money, goods, equipment or services for cultural, social, or environmental development offered to charitable, philanthropic, or community entities to give a clear and verifiable benefit to specific stakeholders, but that do not provide a direct benefit to the Company.

“Close Relative(s)”:  are those members of the family who can be expected to influence or be influenced by the person in the business of those members with the entity and include: (a) the children of the person, spouse or partner; (b) the children of the spouse of the person or partner; and (c) dependent on the person, their spouse or partner.

“Company Guidance Materials”: The Normative Documents, supporting documents, training programs, and other guidance adopted by Braskem.

“Compliance System”:  Braskem's Core Values, Code of Conduct, the Global Anti-Corruption Policy, and all other Company Guidance Materials and other components of the Company’s global compliance program.

“Conflicts of Interest”:  Occur when the interest of an individual, or the interest of a Close Relative of that individual, are at odds with the interest of Braskem, interferes with (or appears to interfere with) his or her ability to render objective judgment in executing his or her responsibilities for the Company, or when a Team Member, or his/her Close Relative, received improper personal benefits because of his/her position at Braskem.

“Control”: Power that is effectively used to direct corporate activities and guide operation of the respective company bodies, directly or indirectly, in fact or in law. There is a relative presumption of ownership of control in relation to the person or group of persons bound by a shareholders’ agreement or under common control who holds shares that have assured them an absolute majority of the votes of the shareholders present at the last three general meetings of the company, who does not hold shares that assure an absolute majority of the voting capital. This definition also encompasses the terms “Controlled” or “Controlling” that may be used qualify certain entities in relation to others.

”Controlled Companies” or “Controlled Entities” or “Subsidiaries”: Companies in which Braskem, either directly or through other controlled companies, holds rights that assure it, on a permanent basis, prevalence in corporate deliberations and the power to elect the majority of managers or directors.

“Corporate Social Investment”: Voluntary, planned and monitored use of Braskem resources for the execution of initiatives in the public interest, involving (i) the planning, monitoring and assessing of projects; (ii) a results-oriented strategy that generate social impacts aligned with the Company’s strategy; and (iii) the community's involvement/support in developing the initiative.

“Facilitation Payments”:  Small value payments made to a Public Agent to encourage, expedite, or secure the performed of an existing duty or obligation, such as the issuance of customs documents, or providing police protection or mail delivery.

“Improper Payment(s)”:  Includes a broad range of corrupt payments of money or anything of value or any advantage, which does not need to be financial, made or given in order to influence favorably some decision affecting Braskem’s business, to obtain an improper advantage, or induce or reward improper performance, for the personal gain of an individual, or where the payment or advantage itself is improper.

“Investee(s)”: means an invested entity where any of its parent entities hold a Material Influence over it, without holding the Control. Any parent entity holding 20% (twenty per cent) or more over an invested entity presumably has Material Influence over it.

“Key Person”: individual who has authority and responsibility for planning, directing and controlling Braskem’s activities, including any administrator (executive or not) of that entity.

“Leader”: Team Members leading a team.

“Material Influence”:  The power to participate in the financial and operational decisions of an entity, but which does not necessarily constitute control over such decisions.  Material Influence can be obtained by means of a corporate stake, bylaws provisions, or shareholders’ agreement.

“Money Laundering”:  A process that seeks to mask the nature and source of money associated with an illegal activity by introducing these funds into the economy, in a way that appears legitimate and/or so that its origin or owner cannot be identified.

“Normative Document”: A formal Braskem document that provides content about corporate decisions, rules and orientations that are vital for directing the work of Braskem with legitimacy, trackability and applicability and must be observed and applied by a certain defined universe of Team Members.

“Personal Data”: Any information relating to an identified or identifiable natural person, which is one who can be identified, directly or indirectly, by reference to an identifier such as a name, identification number, location data, online identifier, or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural, or social identity of that natural person.

“Political Contributions”:  Include, but are not limited to, monetary contributions, or the provisions of goods or services (e.g., transportation, meeting / facilities space, printing or office services), for political parties, candidates, or their staff.

“Public Agent(s)”:  Any individual acting in an official capacity or exercising a public function for or on behalf of: (i) a national, regional, or local government (whether in a legislative, administrative, or judicial capacity or function); (ii) an agency, department, or instrumentality of a national, regional, or local government; (iii) a government-owned or government-controlled company or enterprise, or (iv) a public international organization, such as the United Nations, the World Bank, or the World Trade Organization.  Also, any political party, party official, candidate for political office, or any individual acting in an official capacity on behalf of any of the foregoing.

“Related Parties: Related Party(ies): any person or entity falling in one of the situations below: (i) holds common shares and exercise control or Material Influence over Braskem; (ii) in relation to the controlling shareholder of Braskem, its direct or indirect controlled entities, entities where it holds shared control and its Investees, as well as the respective controlled entities of these entities; (iii) in relation to a shareholder that has Material Influence over Braskem, its direct or indirect controlled entities and entities where it holds shared Control, as well as the respective controlled entities of these entities; (iv) in relation to Braskem, its direct or indirect Controlled entities in which there is participation in the capital stock of its controlling shareholder or of its direct or indirect controlled entities, or of related Key Person(s) to such entities, or the Investees and entities under shared control of Braskem, as well as the controlled entities of these entities; (v) is a Key Person, or a Close Relative of a Key Person, of Braskem or of its controlling shareholder; (vi) is an controlled entity (either jointly or individually) or under Material Influence of any person mentioned on the preceding item; or (vii)  is an entity in which a Braskem Administrator, or his or her Close Relative, owns a shareholding (if it is a private company), or a shareholding equal to or greater than 20% (if a public company), or entity in which such Administrator or his or her Close Relative occupy an Administrator position.

“Relative(s)”: Any spouse, partner, mother, father, grandmother, grandfather, sister, brother, daughter, son, niece, nephew, aunt, uncle, cousin, connected by blood relation or marriage; including the relatives of the spouse and/or partner of the individual; and any other person living under the same domicile with the individual

“Sponsorships”:  The transfer of Braskem financial resources, to non-profit or for profit entities or for profit, to carry out projects or events for commercial, technical and/or promotional purposes.  Sponsorships provide the Company with clear and specific benefits, such as advertising, participation in events, signage or brand exposure.

“Team Member(s)”:  Braskem’s employees at all levels, including officers, board members, directors, interns and apprentices (as applicable by geographical location).

“Third Party” or “Third Parties”:  Any person, whether a legal entity or individual, who acts in the name, in the interest or for the benefit of Braskem, and provides services, supplies or other goods, as well as business partners who render services to Braskem directly related to obtaining, retaining or conducting Braskem’s affairs, including, without limitation, any distributors, agents, brokers, forwarders, intermediaries, supply chain partners, consultants, dealers, resellers, representatives, joint venture parties, contractors, and other professional service providers.

Control Information

Control of Changes:

Date	Version	Support Team Member	Change Made

Languages:

Language(s)
Operative Language:	☒ English ☐ German ☐ Portuguese ☐ Spanish
Other Language(s):	☐ English ☒ German ☒ Portuguese ☒ Spanish

Areas / Regions Involved in the Development of this Policy:

Duties	Name	Area / Region	Date of Approval
Support Team Member:	Marcelo Freire	Compliance	16-apr-2018
Reviewer:	Everson Bassinello	Compliance	16-apr-2018
Reviewer:	Gustavo Valverde	Legal
Reviewer:	Marcelo Arantes	P&O
Reviewer	Pedro Freitas	Finance
Reviewer:	Fernando Musa	CEO
Reviewer:	Compliance Committee
Approval:	Board of Directors

Duties	Name	Date of Approval
Internal Controls Reviewer (Lead of Internal Controls Braskem S.A.):	Karina Noguti

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.